Exhibit (a)(5)(I)

Lionel Z. Glancy (SBN 134180)

Lesley F. Portnoy (SBN 304851)

GLANCY PRONGAY & MURRAY LLP

1925 Century Park East, Suite 2100

Los Angeles, California 90067

Telephone: (310) 201-9150

Facsimile: (310) 201-9160

Email: lglancy@glancylaw.com

info@glancylaw.com

[Additional Counsel on Signature Page]

Attorneys for Plaintiff Gordon Bright

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

GORDON BRIGHT, Individually and on	) Case No.:
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	) CLASS ACTION COMPLAINT FOR
) VIOLATIONS OF THE FEDERAL
v.	) SECURITIES LAWS
)
YUME, INC., MITCHELL HABIB, ADRIEL	)
LARES, ELIAS NADER, CHRISTOPHER	) JURY TRIAL DEMANDED
PAISLEY, ERIC SINGER, JOHN MUTCH,	)
BRIAN KELLEY, and STEPHEN	)
DOMENIK,	)
)
Defendants.	)
)
)

CLASS ACTION COMPLAINT

Plaintiff, Gordon Bright (“Plaintiff”), by and through his attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on September 4, 2017 (the “Proposed Transaction” or “Merger”), pursuant to which YuMe, Inc. (“YuMe” or the “Company”) will be acquired by RhythmOne plc (“Parent”) through Parent’s wholly owned subsidiaries, Redwood Merger Sub I, Inc. and Redwood Merger Sub II, Inc. (collectively, “Merger Subs”) (Parent and Merger Subs are collectively referred to herein as “RhythmOne”).

2. On September 4, 2017, YuMe’s Board of Directors (the “Board” or the “Individual Defendants”) caused the Company to enter into an agreement and plan of merger and reorganization (the “Merger Agreement”) with RhythmOne. Pursuant to the terms of the Merger Agreement, RhythmOne has commenced a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of YuMe common stock for $1.70 per share in cash (the “Cash Consideration”) and 0.7325 ordinary shares of RhythmOne (the “Share Consideration”), which gives effect to a 10-for-1 share consolidation of RhythmOne shares implemented on September 25, 2017 (the Cash Consideration and the Share Consideration are collectively referred to herein as the “Offer Price”). The Offer Price represents an implied value of $5.20 per YuMe share as of the day of the announcement (based on the closing stock price of RhythmOne as of January 5, 2018, the implied value of the Offer Price is $4.64 per share). The Tender Offer commenced on January 4, 2018, and is set to expire “one minute following 11:59 P.M. Pacific time on February 1, 2018.” (Solicitation Statement, defined immediately below, at paragraph 4.)

3. The success of the Tender Offer is conditioned on RhythmOne receiving the tender of a majority of YuMe’s outstanding shares of common stock, approximately 29% of which are already locked up pursuant to tender and support agreements executed between RhythmOne and each of YuMe’s directors and executive officers, as well as certain significant stockholders of the Company, including AVI Partners, LLC and VIEX Capital Advisors LLC.

CLASS ACTION COMPLAINT

4. On January 4, 2018, Defendants filed a Solicitation/Recommendation Statement on Form 14D-9 (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. As described herein, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders it false and misleading, in violation of Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d), 78n(e), 78t(a), and SEC Rule 14d-9, 17 C.F.R. § 240.14d-9(d) (“Rule 14d-9”).

5. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages.

JURISDICTION AND VENUE

6. This Court has subject matter jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act, 15 U.S.C § 78aa, and 28 U.S.C. § 1331, as Plaintiff alleges violations of Sections 14(d), 14(e), and 20(a) of the Exchange Act.

7. This Court has personal jurisdiction over all of the Defendants because each is either a corporation that conducts business in, and maintains operations within, this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper under 28 U.S.C. § 1391 because YuMe maintains its principal executive offices in this District; each Defendant transacted business in this District, has extensive contacts within this District, or resides here; and a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

9. Plaintiff is, and has been continuously through all times relevant hereto, the owner of YuMe common stock.

CLASS ACTION COMPLAINT

10. Defendant YuMe is a Delaware corporation with its principal executive offices located at 1204 Middlefield Road, Redwood City, CA. YuMe’s common stock is listed and traded on The New York Stock Exchange under the symbol “YUME.”

11. Defendant Eric Singer (“Singer”) is the Chairman of the Board and has served as a director of the Company since May 2016.

12. Defendant Mitchell Habib (“Habib”) has served as a director of the Company since June 2013.

13. Defendant Adriel Lares (“Lares”) has served as a director of the Company since June 2013.

14. Defendant Elias Nader (“Nader”) has served as a director of the Company since May 2016.

15. Defendant Christopher Paisley (“Paisley”) has served as a director of the Company since November 2012.

16. Defendant John Mutch (“Mutch”) has served as a director of the Company since July 2017.

17. Defendant Brian Kelley (“Kelley”) has served as a director of the Company since July 2017.

18. Defendant Stephen Domenik (“Domenik”) has served as a director of the Company since July 2017.

19. Defendants identified in paragraphs 11-18 are collectively defined above as the “Board” or the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

20. YuMe is a data management company that provides insights and analysis for advertisers about consumers across a range of connected digital devices, including smartphones, tablets, laptops, and televisions.

21. Although the Solicitation Statement provides YuMe’s stockholders with an overview of the Proposed Transaction, it omits certain critical information, which renders portions thereof materially incomplete and/or misleading, in violation of the Exchange Act provisions discussed herein. As a result, YuMe’s stockholders lack material information necessary to allow them to make an informed decision concerning whether to tender their shares.

CLASS ACTION COMPLAINT

22. In particular, the Solicitation Statement contains materially incomplete and/or misleading information concerning, inter alia: (i) the valuation analyses performed by YuMe’s financial advisor, Deutsche Bank Securities Inc. (“Deutsche Bank”), in support of its fairness opinion, including certain of the projections upon which Deutsche Bank relied; and (ii) potential conflicts of interest.

Material Omissions Concerning Deutsche Bank’s Valuation Analyses

23. The financial advisor’s opinion of financial fairness for a proposed transaction is one of the most important process-based underpinnings of a board’s recommendation of a transaction to its stockholders. Thus, it is imperative for stockholders to be able to understand what factors might influence a financial advisor’s analytical efforts.

24. The Solicitation Statement provides that in rendering its fairness opinion, Deutsche Bank “reviewed” and “used in its analysis” certain financial forecasts for RhythmOne that were prepared by RhythmOne’s management (the “RhythmOne Projections”). Solicitation Statement at pages 34-35. However, the Solicitation Statement fails to disclose any portion of the RhythmOne Projections.

25. Such disclosure is critical to YuMe’s shareholders, as approximately two-thirds of the Offer Price is comprised of RhythmOne stock (defined above as the “Share Consideration”). Absent such information, it is impossible for YuMe shareholders to properly consider the value of the Share Consideration and thus to determine whether or not to tender their shares.

26. In addition, the omission of such information renders the Solicitation Statement’s discussion (at page 39) of Deutsche Bank’s discounted cash flow (“DCF”) analysis of RhythmOne—which expressly relied upon “estimates of the future unlevered free cash flows of RhythmOne for the calendar years 2017 through 2021”—materially misleading.1

[1]	According to the Solicitation Statement, this analysis was “not considered part of [Deutsche Bank’s] financial analysis with respect to its opinion but [was] referenced for informational purposes” and “noted for the YuMe board of directors.” Solicitation Statement at page 39. However, the Solicitation Statement does not disclose why this analysis (as well as certain other analyses discussed therein) was not considered part of Deutsche Bank’s financial analysis, or why, given this fact, it was included in the Solicitation Statement at all or shown to the Board.

CLASS ACTION COMPLAINT

27. With respect to Deutsche Bank’s Discounted Cash Flow Analysis of YuMe, the Solicitation Statement (at pages 38-39) fails to disclose: (i) certain of the inputs and assumptions underlying the discount rate range of 12.0%-15.8%; (ii) certain of the assumptions underlying the perpetuity growth rate range of 3.0% to 5.0%; (iii) the terminal values Deutsche Bank used in its analysis; (iv) the yearly net operating losses (“NOLs”) that Deutsche Bank incorporated into its analysis; and (v) whether the analysis accounted for any synergies that are expected to result from the Proposed Transaction, and, if so, the value of those synergies.

28. With respect to Deutsche Bank’s DCF analysis of RhythmOne, the Solicitation Statement (at page 39) fails to disclose: (i) certain of the inputs and assumptions underlying the discount rate range of 12.0%-15.8%; (ii) certain of the assumptions underlying the perpetuity growth rate range of 3.0% to 5.0%; (iii) the terminal values Deutsche Bank used in its analysis; (iv) whether Deutsche Bank incorporated RhythmOne’s $44.2 million in NOLs into its analysis; and (v) whether the analysis accounted for any synergies that are expected to result from the Proposed Transaction, and, if so, the value of those synergies.

29. The foregoing information would be material to YuMe shareholders in deciding whether to tender their shares, as the lack of disclosure of the inputs that were used by Deutsche Bank in its DCF analyses prevents shareholders from considering whether such inputs, or the ranges of implied values derived therefrom, are anomalous.

30. With respect to Deutsche Bank’s Selected Public Companies Analysis, the Solicitation Statement (at pages 36-37) provides that Deutsche Bank evaluated eight comparable companies (other than YuMe and RhythmOne) and calculated relevant multiples for each. However, the Solicitation Statement fails to disclose the individual multiples for three of the eight companies because they were either negative or above 15.0x. Similarly, the Solicitation Statement (at page 38) omits the individual multiples that Deutsche Bank observed for two of the nine transactions it reviewed in its Selected Transactions Analysis, as such multiples were negative or above 15.0x.

CLASS ACTION COMPLAINT

31. With respect to Deutche Bank’s stock price targets analysis for RhythmOne shares, the Solicitation Statement (at page 39) fails to disclose the individual price targets set by each of the equity research analysts that Deutsche Bank relied upon in its analysis, as well as the identity of those analysts.

32. The omitted information discussed in the preceding two paragraphs would be material to YuMe shareholders in deciding whether to tender their shares, as the real informative value of the financial advisor’s work is not in its conclusion, but in the valuation analyses that buttresses that result. When a financial advisor’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion, as well as the key inputs thereto must also be fairly disclosed.

Material Omissions Concerning Potential Conflicts of Interest

33. The Solicitation Statement fails to disclose material information regarding potential conflicts of interest involving YuMe’s Board and management that may have tainted the sales process. Specifically, the Solicitation Statement fails to disclose whether, prior to the execution of the Merger Agreement, RhythmOne or the Company discussed, negotiated the terms of, or reached any agreements concerning, the potential future employment of, or the making of retention agreements/payments to, YuMe’s executive officers, directors, or management.

34. For example, the Solicitation Statement provides that: (a) Defendants Singer and Mutch are expected to be appointed to the RhythmOne board of directors following the consummation of the Merger; (b) YuMe employees who continue as employees of RhythmOne following the consummation of the Merger will receive base salaries, bonuses, incentive opportunities, employee benefits, and severance benefits that are equivalent to those they received while employed at YuMe; and (c) “certain current executive officers” of YuMe, other than YuMe’s current Chief Executive Officer (“CEO”) and President, Paul Porrini, are expected to continue as executive officers of RhythmOne following the consummation of the Merger, and such individuals can enter into new employment agreements or incentive compensation arrangements with RhythmOne or YuMe prior to such consummation (none of which have “been concluded” to date). Solicitation Statement at pages 12-13.

CLASS ACTION COMPLAINT

35. With respect to all of this information, the Solicitation Statement fails to disclose the timing and nature of all communications regarding the above employment arrangements and benefits, including whether they were discussed, negotiated, or agreed to prior to the execution of the Merger Agreement, such that they would have created material conflicts of interest.

36. Communications regarding post-transaction employment and Merger related benefits during the negotiation of the underlying transaction must be disclosed to stockholders who are trying to understand the motivations that could influence or prevent fiduciaries from acting solely in their best interests and those of the Company.

CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action as a class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of YuMe common stock (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

38. This action is properly maintainable as a class action for the following reasons:

39. The Class is so numerous that joinder of all members is impracticable. As of January 2, 2018, there were 35,056,618 shares of YuMe common stock issued and outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

40. Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have violated Sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with the Proposed Transaction; and (ii) whether Plaintiff and the Class would be irreparably harmed if the Proposed Transaction is consummated as currently contemplated and pursuant to the Solicitation Statement as currently composed.

41. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

42. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

CLASS ACTION COMPLAINT

43. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

44. A class action is superior to other available methods for fairly and efficiently adjudicating this controversy.

45. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

CAUSES OF ACTION

COUNT I

Claim for Violation of Section 14(d) of the Exchange Act

and Rule 14d-9 Promulgated Thereunder

(Against All Defendants)

46. Plaintiff realleges each of the allegations Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

47. Defendants have caused the Solicitation Statement to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

48. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides, in pertinent part: “Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.”

49. SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides, in pertinent part: “Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.”

CLASS ACTION COMPLAINT

50. In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to: “Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

51. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

52. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing the statements in the Solicitation Statement to be materially incomplete and/or misleading.

53. The omissions and incomplete and misleading statements in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares. In addition, a reasonable investor would view such information as altering the “total mix” of information made available to shareholders.

54. As a direct and proximate result of Defendants’ unlawful course of conduct in violation of Section 14(d) of the Exchange Act and SEC Rule 14d-9, absent injunctive relief from the Court, Plaintiff and the other members of the Class have sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision as to whether to tender their shares. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Claim for Violation of Section 14(e) of the Exchange Act

(Against All Defendants)

55. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

56. Section 14(e) of the Exchange Act provides, in pertinent part: “It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.”

CLASS ACTION COMPLAINT

57. Defendants prepared, reviewed, filed and disseminated the false and misleading Solicitation Statement to YuMe’s shareholders. In doing so, Defendants knew or recklessly disregarded that the Solicitation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

58. The omissions and incomplete and misleading statements in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares. In addition, a reasonable investor would view such information as altering the “total mix” of information made available to shareholders.

59. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Solicitation Statement, Defendants were undoubtedly aware of this information and had previously reviewed it, including participating in the Merger negotiation and sales process and reviewing Deutsche Bank’s complete financial analyses purportedly summarized in the Solicitation Statement.

60. Defendants also knew that Plaintiff and the other members of the Class would rely upon the Solicitation Statement in determining whether to tender their shares.

61. As a direct and proximate result of Defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff and the other members of the Class have sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision as to whether to tender their shares. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Claim for Violation of Section 20(a) of the Exchange Act

(Against the Individual Defendants)

62. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

63. The Individual Defendants acted as controlling persons of YuMe within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of YuMe, and participation in and/or awareness of the Company’s operations and/or

CLASS ACTION COMPLAINT

intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

64. Each of the Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

65. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

66. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

67. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(d) and 14(e) of the Exchange Act, and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act.

68. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Tender Offer and/or Proposed Transaction;

CLASS ACTION COMPLAINT

C. In the event Defendants consummate the Proposed Transaction, directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: January 10, 2018	GLANCY PRONGAY & MURRAY LLP

	By:	/s/ Lionel Z. Glancy
Lionel Z. Glancy
Lesley F. Portnoy
1925 Century Park East, Suite 2100
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160
Email: lglancy@glancylaw.com
info@glancylaw.com

Carl L. Stine
Joshua W. Ruthizer
Robert S. Plosky
WOLF POPPER LLP
845 Third Avenue, 12th Floor
New York, N.Y. 10022
Telephone: (212) 759-4600
Fax: (212) 486-2093

Attorneys for Plaintiff

CLASS ACTION COMPLAINT

PLAINTIFF CERTIFICATION

UNDER THE FEDERAL SECURITIES LAWS

I. Gordon Bright, hereby state:

1. I have reviewed the complaint against YuMe, Inc. (“YuMe”) and certain of its directors and officers. I have authorized the filing of a complaint and lead plaintiff motion on my behalf.

2. I am willing to serve as a representative party on behalf of the Class, including providing testimony at deposition and trial, if necessary.

3. I currently own 1,000 YuMe shares, which I bought on the following dates and for the following per share prices:

Date	# of shares purchased	# of shares sold	Price per share
2/4/2014	1,000	0	$6.90

4. I did not purchase these securities at the direction of counsel, or in order to participate in any private action arising under the federal securities laws.

5. During the three-year period preceding the date of signing this certification, I have not sought to serve, and have not served, as a representative on behalf of a class in any private action arising under the federal securities laws.

6. I will not accept any payment for serving as a representative party on behalf of the Class except to receive a pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative party of reasonable costs and expenses, including lost wages relating to the representation of the Class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this10th day of January, 2018

By:	/s/ Gordon Bright
Gordon Bright